               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 3)<F1>

                       AMB Financial Corp.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           001984103
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         May 13, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 001984103
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  1,400
Shares         8.  Shared Voting
Beneficially       Power                             24,000*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              1,400
ing Person     10. Shared Dispositive
with               Power                             24,000*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  25,400*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           2.50%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 7 Pages

CUSIP No. 001984103
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            25,400*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            25,400*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 25,400*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           2.50%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 1,400 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 7 Pages

          The Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of AMB Financial Corp., a Delaware corporation ("AMB Financial"), is hereby amended as set forth below.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby supplemented by the addition of the following:

            "Mr. Davis paid an aggregate of $18,816.00 for an aggregate of 1,400 shares of Common Stock owned by him. All shares were purchased in an over-the-counter transaction through a standard brokerage account maintained by Mr. Davis. All such shares were purchased with personal funds of Mr. Davis."

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which the shares were acquired. Mr. and Mrs. Davis may, at any time and from time to time, review or reconsider their position with respect to AMB Financial and may acquire and/or dispose of additional shares of Common Stock for investment purposes and/or formulate plans or proposals with respect to any of such matters, but have no present intention to do so."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 25,400 shares, representing 2.50 percent of the outstanding shares of Common Stock based on 1,014,524 shares of Common Stock disclosed by AMB Financial as outstanding as of April 30, 1997. Of such shares, 1,400 (.14%) are held in the name of Mr. Davis, and 24,000 (2.36%) are held in the name of Mr. and Mrs. Davis.







                       Page 4 of 7 Pages

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,400 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 24,000 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 24,000 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,400 shares of Common Stock owned by Mr. Davis."

             B. Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

          "(c) A description of all transactions in the shares of Common Stock which have been effected by Mr. Davis and jointly by Mr. and Mrs. Davis since filing Amendment No. 2 to the Statement is set forth in Schedule A attached hereto and is incorporated herein by reference."

          C. Paragraph (e) of Item 5 of the Statement is hereby supplemented by the addition of the following:

               "(e) On May 13, 1997, Mr. and Mrs. Davis ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock. They currently own under 3% of the outstanding shares of Common Stock."



















                       Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    5/13/97        Jerome H. Davis
                     Date            (Signature)

                    5/13/97        Susan B. Davis
                     Date            (Signature)








































                       Page 6 of 7 Pages

                           Schedule A
          Information with Respect to Transactions in the
               Common Stock of AMB Financial Corp. by
                 Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Mr. Davis:

1.  4/7/97        1,400        $13.44           OTC      **<F4>

2.  5/13/97     (15,000)       $14.45           OTC      **<F4>

Mr. and Mrs. Davis:

3.  5/13/97     (20,000)        14.45           OTC      **<F4>





















__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN

                        Page 7 of 7 Pages